UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 29, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Significant progress made by Sibanye-Stillwater, organised labour and Department of Mineral Resources on addressing Safety and Health

Johannesburg, 29 June 2018. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) the Department of Mineral Resources and organised labour comprising Association of Mineworkers and Construction Union (AMCU), National Union of Mineworkers (NUM), Solidarity and United Association of South African (UASA) reached a significant milestone at the second Safety and Health Summit convened by the Group, by committing themselves to a joint pledge on safety (the Safety Pledge) and a plan of action to address health and safety at Sibanye-Stillwater.

This Safety and Health Summit follows engagements on the health and safety of workers between the stakeholders, following a deterioration in the safety performance at Sibanye-Stillwater's SA gold operations in 2018. The parties have committed to working together to make the workplaces safer; protect jobs and collaborate on all matters pertaining to the health, safety and wellbeing of workers.

The Safety Pledge establishes the scope and spirit in which stakeholders agree to work further towards achieving Zero Harm.

'As Organised Labour, the DMR and the Management of Sibanye-Stillwater, we acknowledge the parties statutory obligation and workers right that our destiny is shared and commit ourselves, through constructive, transparent collaboration and compliance, to achieving Zero Harm'.

Health and Safety Plan of Action:

* Enabling safe workplaces, compliance and the right of employees to withdraw from unsafe workplaces
* Leadership effectiveness, values and culture transformation
* Review of safety structures
* Training and development
* Research and development (technology, systems and processes)
* Review of incentive schemes and recognition programmes
* Trust building, effective engagement and communication

Further engagements to involve all the relevant role players are planned with operational leadership teams across all Sibanye-Stillwater Operations and cross sector working groups will be put in place to monitor the implementation of the Plan of Action. The parties also agreed to partner with Sibanye-Stillwater and its workers to return those operations to acceptable levels of safety.

CEO, Neal Froneman said, "We are encouraged by the commitment by all the stakeholders to addressing the safety challenges at our operations. This process is continuation of activities that are on-going at the operations, to ensure a step change in safety. The recognition of the shared responsibility on Health and Safety, and the collaboration of all stakeholders towards a common goal, is a significant step towards building an industry that is sustainable, and can deliver value safely."

Ends.

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 29, 2018

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer